UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Alliance Entertainment Holding Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653H102

(CUSIP Number)

Bruce A. Ogilvie, Jr.
8201 Peters Road, Suite 1000

Plantation, FL 33324
(954) 255-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00653H102	Schedule 13D

1	NAMES OF REPORTING PERSONS. Bruce A. Ogilvie, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,195,975
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,195,975

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,975
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 00653H102	Schedule 13D

1	NAMES OF REPORTING PERSONS. Bruce Ogilvie, Jr. Trust dated January 20, 1994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,195,975
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,195,975

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,975
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Alliance Entertainment Holding Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 8201 Peters Road, Suite 1000, Plantation, FL 33324.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed by the following persons (collectively, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 1:

(i)	Bruce A. Ogilvie, Jr. (“Mr. Ogilvie”); and

(ii)	Bruce Ogilvie, Jr. Trust dated January 20, 1994 (the “Trust”).

(b)           The business address of the Reporting Persons is c/o Alliance Entertainment Holding Corporation, 8201 Peters Road, Suite 1000, Plantation, FL 33324.

(c)           Mr. Ogilvie serves as the Executive Chairman of the Issuer and as a member of the Issuer’s board of directors and is the trustee of the Trust. The principal business of the Trust is investment activities.

(d)           During the last five years, the Reporting Persons have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)           During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Ogilvie is a citizen of the United States. The Trust is a trust formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to a Business Combination Agreement, dated June 22, 2022 (the “Business Combination Agreement”), by and among the Issuer, Adara Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and AENT Corporation (known prior to the closing of the Business Combination as Alliance Entertainment Holding Corporation), a Delaware corporation (“Legacy Alliance”). Pursuant to the terms of the Business Combination Agreement, on February 10, 2023 (the “Closing Date”), Merger Sub merged with and into Legacy Alliance, with Legacy Alliance surviving as the surviving company and as a wholly owned subsidiary of Issuer (the “Business Combination”). At the closing of the Business Combination (the “Closing”), the shares of Legacy Alliance’s common stock, par value $0.0001 per share (the “Alliance Common Stock”), held by the Trust were converted into the 15,195,975 shares of Class A Common Stock reported in this Schedule 13D.

Business Combination Agreement

Pursuant to the Business Combination Agreement, at the effective time of the Closing (the “Effective Time”), among other things, each share of Alliance Common Stock, issued and outstanding immediately prior to the Effective Time were canceled and converted into the right to receive (A) the number of shares of Class A Common Stock equal to the quotient obtained by dividing (i) the quotient obtained by dividing (x) $475,000,000 by (y) the total number of shares of Alliance Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Alliance Common Stock basis by (ii) $10.00 and (B) a number of shares of the Issuer’s Class E common stock, par value $0.0001 per share, in accordance with the Business Combination Agreement, to be held by the Issuer’s transfer agent in escrow until the occurrence of certain triggering events.

The Business Combination Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class A Common Stock for investment purposes. Mr. Ogilvie serves as Executive Chairman of the Issuer and as a member of the Issuer’s board of directors and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Registration Rights Agreement and the Lock-Up Agreement (each as defined below), each as described in Item 6 of this Schedule 13D, and the policies of the Issuer, Mr. Ogilvie may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Further, the Reporting Persons may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the evaluation by the Reporting Persons of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a-b)   The Trust is the record holder of the shares of Class A Common Stock reported in this Schedule 13D, for which Mr. Ogilvie, as trustee of the Trust, may be deemed to be a beneficial owner. Mr. Ogilvie disclaims beneficial ownership of the securities held by the Trust, except to the extent of his pecuniary interest in such securities.

All percentages set forth in this Schedule 13D are based on the Issuer’s 49,167,170 shares of Class A Common Stock outstanding as of February 10, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2023. The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is incorporated herein by reference.

(c)       Except as described in Item 3, the Reporting Persons have not effected any transaction in the Class A Common Stock during the preceding 60 days.

(d)       No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Class A Common Stock beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, on February 10, 2023, the Trust entered into an Amended and Restated Registration Rights Agreement with the Issuer and certain other securityholders of the Issuer (the “Registration Rights Agreement”).

Pursuant to the terms of the Registration Rights Agreement, the Issuer agreed that, within 30 calendar days after the Closing, the Issuer will file with the Securities and Exchange Commission (the “SEC”) (at the Issuer’s sole cost and expense) a registration statement (the “Resale Registration Statement”) to register the resale of certain shares of Class A Common Stock held by the holders party to the Registration Rights Agreement (the “Holders”), and the Issuer agreed to use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 120th calendar day if the SEC notifies the Issuer that it will “review” the Resale Registration Statement) following the Closing and (ii) the tenth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the Resale Registration Statement will not be “reviewed” or will not be subject to further review. In certain circumstances, the Holders can demand up to three underwritten offerings, and all of the Holders will be entitled to piggyback registration rights. Following the Closing, holders of 5,670,000 shares of Class A Common Stock (including 50,000 shares issuable upon exercise of underwriter warrants and up to 4,120,000 shares issuable upon the exercise of private warrants to purchase Class A Common Stock) are entitled to certain registration rights.

Lock-Up Agreement

Concurrently with the Closing, on February 10, 2023, the Trust entered into a Lock-Up Agreement with the Issuer (the “Lock-Up Agreement”).

Pursuant to the terms of the Lock-Up Agreement, the Trust agreed, from the Closing Date until the earlier of (a) six (6) months after the Closing Date or (b) the closing of a sale, merger, liquidation, or exchange offer transaction after the Closing Date, subject to certain exceptions, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, the shares of Class A Common Stock reported in this Schedule 13D, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any such transaction is to be settled by delivery of securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

The Registration Rights and Lock-Up Agreement are attached hereto as Exhibits 3 and 4, respectively, and are incorporated herein by reference. The information set forth in or incorporated by reference into Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 7. Material to Be Filed as Exhibits:

1.	Joint Filing Agreement.
2.	Business Combination Agreement.
3.	Registration Rights Agreement
4.	Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of such person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	3/13/2023

/s/ Bruce A. Ogilvie, Jr.
Bruce A. Ogilvie, Jr.

Bruce Ogilvie, Jr. Trust dated January 20, 1994

By:	/s/ Bruce A. Ogilvie, Jr.
	Name:	Bruce A. Ogilvie, Jr.
	Title:	Trustee